Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fitness Champs Holdings Ltd.
Registration Statement on Form F-1
Initially Filed on March 24, 2026
File No. 333-294575
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as placement agent, hereby joins in the request of Fitness Champs Holdings Ltd. for acceleration of the effective date of the above-referenced registration statement on Form F-1 (the “Registration Statement”), so that it becomes effective as of 4:30 p.m., Eastern Time, on March 27, 2026, or as soon thereafter as practicable.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Edric Yi Guo
Name:	Edric Yi Guo
Title:	CEO and Head of Investment Banking